Filed by The Dow Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company;

E. I. du Pont de Nemours and Company

Commission File No.: 001- 03433

DUPONT, DOW ANNOUNCE SITE STRUCTURE OF INTENDED INDEPENDENT AGRICULTURE COMPANY

Delaware to Serve as Corporate Headquarters; Iowa and Indiana to Serve as Global Business Centers

Intended Independent Company will be a U.S. Based Global Leader in Agriculture and

Deliver Greater Value, Innovation, and Choice for Growers Worldwide

Structure Consistent with DowDuPont Strategic and Financial Objectives,

Including Previously Stated $1.3 Billion in Agriculture Company Synergies

Headquarters of the Material Science Company, to Be Named Dow, and the Specialty Products Company

Reconfirmed as Midland, Michigan and Wilmington, Delaware, Respectively

Wilmington, DE and Midland, MI, Feb. 19, 2016 – DuPont (NYSE:DD) and The Dow Chemical Company (NYSE:DOW) today announced the U.S. site structure for the global agriculture leader the companies intend to create following the planned separation of DowDuPont into three independent, publicly traded companies.

The corporate headquarters for the Agriculture company will be located in Wilmington, Delaware and will include the office of the CEO and key corporate support functions. Sites in Johnston, Iowa and Indianapolis, Indiana will serve as Global Business Centers, with leadership of business lines, business support functions, R&D, global supply chain, and sales and marketing capabilities concentrated in the two Midwest locations. In addition, the independent Agriculture company will feature DuPont in the company’s name, following completion of the corporate naming and branding process.

“This efficient structure takes full advantage of the unique expertise and resources that exist in each location, enabling us to deliver the long-term opportunity for the leading global Agriculture company we intend to create,” said Edward D. Breen, chairman and chief executive officer of DuPont. “Our deep presence in Iowa and Indiana will continue the close ties to our customer base and the broader Agriculture community, while leveraging the existing corporate infrastructure and expertise we have in Delaware – DuPont’s home for more than 200 years.”

The structure of the Agriculture company was specifically developed to ensure the cost discipline and efficiency necessary to achieve the previously stated $1.3 billion in synergies, while establishing the strongest foundation possible for sustainable growth over the long term – which will in turn create long-term opportunities for the company’s global employee base and local communities. This structure enables the intended independent Agriculture company to consolidate DuPont’s and Dow’s complete Agriculture capabilities across seed and crop protection in three primary locations, which is integral to achieving the planned synergies.

“We want to thank the leaders of each state for a highly constructive, cooperative process to achieve the best possible approach that leverages key advantages in each location. As we advance plans for the intended merger, DuPont and the state of Delaware are committed to leveraging our respective science infrastructures and competencies to nurture the emerging science and technology innovation hub in the state,” Breen stated.

“The proposed combination of Dow’s and DuPont’s agricultural businesses will create a U.S.-based global leader with the scale and breadth necessary to deliver greater value and choice for growers worldwide and compete against the largest global competitors,” said Andrew N. Liveris, chairman and chief executive officer of Dow. “Combining each company’s strengths in science and R&D, with increased global market access, enables greater opportunity for innovative new solutions in both seed and crop protection. The headquarters location of the Agriculture company being announced as Wilmington, with global business centers in Indiana and Iowa is consistent with the intended headquarters of the Material Science company, to be named Dow, being headquartered in Midland, Michigan, but having global business centers in other U.S. and global locations.”

“Today’s announcement is another step toward our creation of a leading global agriculture company. The intended Agriculture company will be highly focused, stronger, more competitive, more resilient and better equipped to deliver growth and long-term, sustainable value than either DuPont or Dow could deliver on its own. Both companies have highly respected brands in the agriculture industry, such as Pioneer and Mycogen, which we will continue to build and leverage. Going forward, we will be better equipped to meet and exceed grower expectations for innovation in crop technology and agricultural services. We intend to bring a broader suite of products to the market, faster, to increase grower productivity and profitability,” Breen concluded.

THREE INTENDED INDEPENDENT, PUBLICLY TRADED COMPANIES

With the announcement of the intended Agriculture company site structure, each headquarters location of the three intended independent, publicly traded companies now has been determined.

•	Agriculture Company: A leading global pure-play Agriculture company that unites the Seeds and Crop Protection businesses from DuPont and Dow. The combined entity is expected to have the most comprehensive and diverse portfolio in the industry and a robust pipeline with exceptional growth opportunities in the near-, mid- and long-term. The complementary offerings will provide growers across geographies with a broad portfolio of solutions and greater choice. The Agriculture company will be headquartered in Wilmington, Delaware. In addition, the independent Agriculture company will feature DuPont in the company’s name.

•	Material Science Company: A pure-play industrial leader, consisting of Dow’s Performance Plastics, Performance Materials and Chemicals, Infrastructure Solutions, Consumer Care and Automotive Solutions (excluding the Dow Electronic Materials business) operating segments, as well as DuPont’s Performance Materials segment. The combination of complementary capabilities is expected to create a low-cost, innovation-driven leader that can provide customers in high-growth, high-value industry segments in packaging, transportation, and infrastructure solutions, among others, with a broad and deep portfolio of cost-effective offerings. The Material Science company will be headquartered in Midland, Michigan. In addition, the independent Material Science company will feature Dow in the company’s name.

•	Specialty Products Company: A leading global specialty business focused on attractive secular growth markets where innovative science capabilities offer a clear competitive advantage. The company is expected to be composed of four strong businesses which include DuPont’s Nutrition & Health, Industrial Biosciences, and Protective Solutions businesses as well as the integration of DuPont’s Electronics & Communications business with Dow’s Electronic Materials business unit. The Specialty Products company will be headquartered in Wilmington, Delaware.

Prior to the intended separation into three independent companies, DowDuPont will be dual headquartered in Wilmington, Delaware and Midland, Michigan.

Both parties continue to plan for the closing of the transaction during the second half of 2016, subject to satisfying the necessary closing conditions including obtaining the required pre-merger regulatory approvals.

ABOUT DUPONT

DuPont (NYSE: DD) has been bringing world-class science and engineering to the global marketplace in the form of innovative products, materials, and services since 1802. The company believes that by collaborating with customers, governments, NGOs, and thought leaders, we can help find solutions to such global challenges as providing enough healthy food for people everywhere, decreasing dependence on fossil fuels, and protecting life and the environment. For additional information about DuPont and its commitment to inclusive innovation, please visit www.dupont.com.

ABOUT DOW

Dow (NYSE: DOW) combines the power of science and technology to passionately innovate what is essential to human progress. The Company is driving innovations that extract value from material, polymer, chemical and biological science to help address many of the world’s most challenging problems such as the need for clean water, clean energy generation and conservation, and increasing agricultural productivity. Dow’s integrated, market-driven, industry-leading portfolio of specialty chemical, advanced materials, agrosciences and plastics businesses delivers a broad range of technology-based products and solutions to customers in approximately 180 countries and in high-growth sectors such as packaging, electronics, water, coatings and agriculture. In 2015, Dow had annual sales of nearly $49 billion and employed approximately 49,500 people worldwide. The Company’s more than 6,000 product families are manufactured at 179 sites in 35 countries across the globe. References to “Dow” or the “Company” mean The Dow Chemical Company and its consolidated subsidiaries unless otherwise expressly noted. More information about Dow can be found at www.dow.com.

Contact Information

DuPont Contacts Media Dan Turner daniel.a.turner@dupont.com +1 302-996-8372	Dow Contacts Media Rachelle Schikorra ryschikorra@dow.com +1 989-638-4090

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) will cause DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”), to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Dow and DuPont and that also will constitute a prospectus of DowDuPont. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 27, 2015, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 23, 2015, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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